August 23, 2007

Via EDGAR
Andrew Mew
Senior Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       National Rural Utilities Cooperative Finance Corporation
Item 4.02 Form 8-K
Filed August 13, 2007
File No. 001-07102

Dear Mr. Mew:

This letter responds to your comment letter dated August 14, 2007 in connection with the above-referenced filings.  In preparing this response, we have repeated each comment, and included the National Rural Utilities Cooperative Finance Corporation (CFC) response below the comment.

1.   Refer to the first paragraph.  We note the disclosure of your intention to restate various prior periods’ quarterly and annual financial statements in the May 31, 2007 Form 10-K.  In this regard, explain to us your basis for not separately restating these prior periods’ financial statements.

CFC Response:  Due to the timing of the filing of our May 31, 2007 Form 10-K on or before August 29, 2007, we feel that restating the prior periods’ quarterly and annual financial statements in the May 31, 2007 Form 10-K will achieve our disclosure and reporting obligations in the most timely and efficient manner.  Each of the prior quarterly and annual periods referred to in the restatement will be covered within the May 31, 2007 Form 10-K.  It is our plan to restate the annual results presented in the May 31, 2007 audited financial statements, with detail on the “As previously reported” and “As restated” amounts provided in Note 1(w).  Furthermore, consistent with your comment #2 discussed below, we will restate the referenced quarterly financial results for quarters listed in the Form 8-K in the May 31, 2007 Form 10-K in Note 18 Selected Quarterly Financial Data, including the same level of disclosure as Note 1(w), with detail on the “As previously reported” and “As restated” amounts. Accordingly, we believe that all material information that would otherwise be provided in a restatement effected through amendments of previously filed Form 10-K and Forms 10-Q, including MD&A, will be included in the May 31, 2007 Form 10-K covering those periods.

2. Refer to exhibit 99.2.  Expand your disclosure to provide “As reported” and “As restated” quarterly financial information for the restated quarterly periods.

CFC Response:  The information provided in exhibit 99.2 was not required to be filed with the Form 8-K under Item 4.02, but rather was provided as supplemental information for the change to the fiscal year periods presented along with the earnings release under Items 2.02 and 7.01.  For the Company’s May 31, 2007 Form 10-K, the referenced quarterly financial results for quarters listed in the Form 8-K will be provided in the financial statements at Note 18 Selected Quarterly Financial Data.  We will provide the “As previously reported” and “As restated” quarterly financial information including the same level of disclosure as Note 1(w) with a cross reference to this information.

*   *   *

In filing this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact Steven Slepian, Controller, at 703-709-6786 or Robert Geier, Assistant Controller – External Reporting, at 703-709-6716 if you have any further comments or questions.

Sincerely,

/s/ Steven L. Lilly
Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation